[Ballard Spahr Andrews & Ingersoll, LLP LETTERHEAD]

August 25, 2005
Via EDGAR, Facsimile and FedEx
United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 0309 Washington, D.C. 20549
Attention:	Jeffrey B. Werbitt Attorney Advisor Office of Mergers & Acquisitions
Re:
Nature's Sunshine Products, Inc.
Schedule TO
Filed on August 5, 2005
File No. 005-32703

Dear Mr. Werbitt:

        This letter responds to the Staff's comment letter dated August 19, 2005 to Craig D. Huff, Chief Financial Officer of Nature's Sunshine Products, Inc. (the "Company"), regarding the above-captioned Schedule TO (the "Schedule TO"). The purpose of this response letter is to address, on behalf of the Company, the comments related to the Schedule TO. For your convenience, each of the Staff's comments with respect to the Schedule TO has been reproduced, followed by the Company's response to such comment.

General

        1.     Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of Regulation M-A.

RESPONSE:	We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraph one of Amendment No. 1 to the Schedule TO, filed August 25, 2005 ("Amendment No. 1").

Offer to Purchase

Forward Looking Statements, page 6

        2.     Refer to the last sentence in this section. This disclaimer of any obligation to update forward-looking statements appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect material changes in the information previously disclosed. Please revise.

RESPONSE:	We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraph two of Amendment No. 1.

Section 7. Conditions of the Offer, page 21

        3.     A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to objectively verify whether the conditions have been satisfied. Please generally revise to narrow your conditions. For example, but without limitation, some of your conditions refer to "threatened" actions and other conditions refer to actions and events that "may" or "might" occur. These conditions appear to contain excessive subjective elements and should be revised accordingly.

RESPONSE:	We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraphs three through twelve of Amendment No. 1.

Letter of Transmittal

        4.     We note your request that the security holder acknowledge that they "understand" certain terms of the Offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Letter of Transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

RESPONSE:	We have revised the Letter of Transmittal in response to the Staff's comment. Please see numbered paragraphs thirteen through fifteen of Amendment No. 1. We also confirm to the Staff that the Company will not utilize the referenced language set forth in the Letter of Transmittal already circulated to security holders as a waiver of liability against security holders.

        In addition, included as Attachment A to this letter is written statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions or comments to me at (215) 864-8606.

Sincerely,
/s/ JUSTIN P. KLEIN
Justin P. Klein
cc:	Douglas Faggioli Craig Huff

Attachment A

Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

        Nature's Sunshine Products, Inc., a Utah corporation (the "Company"), hereby acknowledges, through its Executive Vice President, Vice President of Finance and Chief Financial Officer, that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule TO filed August 5, 2005 (File No. 005-32703) and all exhibits and amendments thereto (the "Filing");

  •
  comments from the staff of the U.S. Securities and Exchange Commission (the "Commission") or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 25th day of August, 2005.

NATURE'S SUNSHINE PRODUCTS, INC.
by	/s/ CRAIG D. HUFF
	Name:	Craig D. Huff
	Title:	Executive Vice President, Vice President of Finance and Chief Financial Officer